ASSURE DATA, INC.

1837 Harbor Avenue

Post Office Box 13098

Memphis, Tennessee 38113

(877) 233-7359

January 6, 2010

Ms. Maryse Mills-Apenteng

Special Counsel

United States Securities and Exchange Commission

Washington, D.C. 20549-4561

Re:	Assure Data, Inc.

Preliminary Information Statement on Schedule 14C

Filed December 23, 2009

SEC File No. 000-52297

Dear Ms. Mills-Apenteng:

In connection with the responses to your December 29, 2009 comment letter to Terry Harris, President of Assure Data, Inc. (the “Company”) provided by outside counsel to the Company and the Company’s Preliminary Information Statement on Schedule 14C (Amendment No. 1), each of which were filed with the Commission on January 5, 2010, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Terry Harris
Terry Harris
President

cc:	Jeffrey M. McPhaul